SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for August 2, 2006

The BOC Group plc
Chertsey Road, Windlesham,
Surrey GU20 6HJ
England

(Name and address of registrant's principal executive office)

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [X]          Form 40-F  [  ]

Enclosures:

A News Release dated 2 August 2006 announcing the Nine Months Results for The BOC Group plc for the period ended 30 June 2006.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
SERVICE ON 2 AUGUST 2006
AT 07.09 HRS UNDER REF: PRNUK-0208060708-CDB0

FOR IMMEDIATE RELEASE
WINDLESHAM, 2 August 2006

The BOC Group results for the 9 months to 30 June 2006

'A very strong third quarter'
	First 9 months 2006	First 9 months 2005	3rd qtr 2006	3rd qtr 2005
Group revenue	£2,997.2m	£2,819.9m	£1,010.4m	£871.2m
Total revenue (2)	£3,721.7m	£3,423.9m	£1,256.5m	£1,092.7m
Group operating profit	£322.2m	£429.4m	£113.3m	£94.2m
Total adjusted operating profit (2, 3)	£465.6m	£425.1m	£162.2m	£134.0m
Group earnings per share	50.2p	57.5p	17.3p	13.8p
Adjusted earnings per share (3)	56.1p	49.9p	19.5p	16.3p

(1) These results and comparative figures are reported under IFRS
(2) 'Total' means including Group share of joint ventures and associates.
(3) 'Adjusted' means excluding exceptional and certain re-measurement items (see note 4, page 21).
(4) Further comparisons are made with the same period a year ago at constant exchange rates.
(5) This announcement is unaudited.

Highlights

•	The third quarter results build on the strong performance shown already this year.
•	Process Gas Solutions performed very well in the third quarter. Increased total revenue and adjusted operating profit were driven mainly by high levels of demand and increased selling prices, which offset higher input costs. Four new plants will be in the commissioning process in the fourth quarter.
•	Industrial and Special Products continued the growth pattern of the previous two quarters with significant contributions from most major regions.
•	BOC Edwards made excellent progress in the third quarter with adjusted operating profit nearly double that of a year ago and up 31 per cent on the previous quarter.
•	Adjusted return on capital for the Group was 16.4 per cent in the third quarter, which was an increase of 0.5 per cent on the previous quarter.

Chief executive, Tony Isaac said,
'It is particularly pleasing to report a very strong quarter. Our business benefited from vigorous revenue growth driven by both volume expansion and strong pricing trends, which continued to offset increased energy costs. Our increased capital expenditure programme has continued as planned and four new plants will be in the commissioning process during the fourth quarter. Although investment has increased, the Group adjusted return on capital has improved to 16.4 per cent. Despite the uncertainty of the offer process, BOC has been successful in winning significant new business in the last four months, including a new supply agreement to support an expansion by Jindal Steel at Bellary in India'.

  The BOC Group results for the 9 months and quarter to 30 June 2006

	2006	2005	Change as reported	Change at constant currency (3,4)

Excl. exceptional and certain re-measurement items (1, 4)

9 months to 30 June
Total revenue (2)	£3,721.7m	£3,423.9m	+9%	+6%
Total adjusted operating profit (2)	£465.6m	£425.1m	+10%	+7%
Adjusted profit attributable to equity shareholders	£283.2m	£246.8m	+15%	+13%
Adjusted earnings per share	56.1p	49.9p	+12%	+10%

3rd quarter to 30 June
Total revenue (2)	£1,256.5m	£1,092.7m	+15%	+15%
Total adjusted operating profit (2)	£162.2m	£134.0m	+21%	+20%
Adjusted profit attributable to equity shareholders	£99.7m	£80.9m	+23%	+23%
Adjusted earnings per share	19.5p	16.3p	+20%	+20%

Statutory results

9 months to 30 June
Group revenue	£2,997.2m	£2,819.9m	+6%	+4%
Group operating profit	£322.2m	£429.4m	- 25%	- 27%
Profit attributable to equity shareholders	£253.5m	£284.2m	-11%	- 12%
Group earnings per share	50.2p	57.5p	- 13%	- 14%

3rd quarter to 30 June
Group revenue	£1,010.4m	£871.2m	+16%	+16%
Group operating profit	£113.3m	£94.2m	+20%	+21%
Profit attributable to equity shareholders	£88.5m	£68.1m	+30%	+31%
Group earnings per share	17.3p	13.8p	+25%	+27%

  Notes
1.

Results excluding exceptional and certain re-measurement items are used by management to measure performance. They are shown in order to reveal business trends more clearly than statutory results, which include such items. (See note 4, page 21)

2.	'Total' figures include The BOC Group's share of joint ventures and associates.
3.	In order to show underlying business trends, results are also compared at constant exchange rates to eliminate the effects of translating overseas results into sterling at varying rates.
4.

Unless otherwise stated, all the commentaries that follow are on the basis of total adjusted results that exclude exceptional and certain re-measurement items and comparisons are at constant exchange rates (with the exclusion of Zimbabwe, where hyperinflation distorts constant currency comparisons). Segment results are shown on this basis below.

5.	Full statutory results are on pages 9 to 24.

BUSINESS SEGMENT RESULTS

All comparisons that follow are on the basis of constant exchange rates and total adjusted results.
Adjusted operating profits exclude exceptional and certain re-measurement items.
'Total' figures include The BOC Group's share of joint ventures and associates.
A reconciliation of 'Group' to 'Total' revenue and operating profit is shown on pages 16 to 20.
Comparisons are made with the same period a year ago unless stated otherwise.
The third quarter means the fiscal quarter to 30 June.

	9 months to 30 June				Fiscal third quarter

Business segments £ million	Total revenue		Total adjusted operating profit		Total revenue		Total adjusted operating profit

Process Gas Solutions	1,266.8	+15%	176.8	+12%	415.6	+14%	60.9	+14%
Industrial and Special Products	1,414.6	+8%	228.4	+5%	478.2	+9%	78.7	+10%
BOC Edwards	683.6	+11%	46.2	+53%	240.2	+24%	19.7	+97%
Afrox hospitals	72.9	- 71%	12.7	- 62%	25.4	+30%	4.5	+65%
Gist	283.8	+24%	19.2	+6%	97.1	+28%	5.2	- 12%
Corporate			(17.7)				(6.8)
Group total	3,721.7	+6%	465.6	+7%	1,256.5	+15%	162.2	+20%

PROCESS GAS SOLUTIONS (PGS)
Revenues and adjusted operating profit continued to grow strongly in the third quarter. Part of the increase in revenues arose from increased selling prices to recover higher energy costs. After adjusting to eliminate this pass-through effect, revenues increased by 11 per cent for the third quarter.

For the first nine months and for the third quarter, European gases revenues and adjusted operating profit both improved. Much of the increase in revenues came from higher prices to recover energy costs in the UK but there were also volume increases driven by steel and chemical sector demands.

In addition, Cryostar, BOC's turbine and pump engineering business, continued to perform strongly with higher revenues and adjusted operating profits for the quarter and for the first nine months. Recent order intake has been driven by demand for on-board re-liquefaction units for liquefied natural gas tankers.

Towards the end of the third quarter supplies of carbon dioxide to the UK and Ireland were restricted by the unplanned shutdown of a major supplier's plant following a fire. Despite this disruption, BOC has been keeping customers supplied by allocating available product and by transporting carbon dioxide from Poland and other parts of Europe.

In north America both revenue and adjusted operating profit were significantly ahead of a year ago for the nine months and particularly so for the third quarter. An improved operating performance from existing air separation business and a strong pricing trend were the most significant factors. There was also an initial contribution in the third quarter from a new hydrogen plant serving BP and Sunoco at Toledo.

Revenues and adjusted operating profits were higher in north Asia during the third quarter, helped by strong demand from the chemicals and steel sectors, particularly in China. Revenues and adjusted operating profit were also up in Japan.

In south and south east Asia, better revenues and adjusted operating profits for both the third quarter and for the first nine months were driven by a combination of improved pricing in Indonesia and better volumes in Singapore and Thailand.

Revenues and adjusted operating profit were higher in the south Pacific region for the third quarter and for the first nine months. Revenues in the third quarter were boosted by sales of gases for mine safety and also by expanded hydrogen capacity at BOC's Brisbane plant, which supplies BP's Bulwer Island refinery.

Four new plants will be in the commissioning process during the fourth quarter. These include a joint venture oxygen plant to supply TOC Glycol Co Ltd at Map Ta Phut in Thailand, a new air separation plant to supply the Taiyuan Iron and Steel Company in China and the first of two plants to supply Jindal Steel at Bellary in India. A fifth module supplying Pemex with nitrogen for re-pressurizing oilfields in the Gulf of Mexico is also scheduled to begin the commissioning process before the end of September. This will expand the existing capacity by 25 per cent.

Other projects nearing completion include hydrogen plants at Salt Lake City and Lima in the US and joint venture plants to supply Ma Steel and Sinopec Shanghai Petroleum Corporation (SPC) are under construction in China.

INDUSTRIAL AND SPECIAL PRODUCTS (ISP)
Some of the increase in revenues arose from selling price rises to recover higher liquefied petroleum gas feedstock costs. After excluding the effect of these, underlying revenues increased by 6 per cent for both the third quarter and for the first nine months. Adjusted operating profit was boosted by a £3 million profit on a land sale in India during the third quarter and the underlying increase in adjusted operating profit for the quarter was 6 per cent.

In Europe revenues were higher than a year ago for the nine months but at a similar level for the third quarter. Adjusted operating profit was up for the third quarter but marginally lower for the nine months. Sales of medical gases remained at a high level during the third quarter as BOC continued to supply the homecare market in the UK with oxygen.

Results in north America continued to improve with higher revenues and adjusted operating profit for both the third quarter and for the nine months. Margins were sustained by pricing trends, which allowed full recovery of higher costs for air gases.

Revenue and adjusted operating profit growth in Africa during the third quarter was driven mainly by industrial product demand and increased sales of liquefied petroleum gas (LPG). Better LPG revenues reflected not only selling price increases, which offset higher input costs, but also greater sales volumes leading to increased operating profit.

Higher revenues and adjusted operating profit in the south Pacific region for both the third quarter and for the nine months were derived mainly from higher gas prices and cylinder rental income together with growing sales of industrial and safety equipment. The development of gases volumes was generally less favourable.

Liquefied petroleum gas revenues in Australia were helped by a particularly cold start to the winter season and by increased prices to recover higher input costs. Revenues and adjusted operating profits of BOC's joint venture company, Elgas, were higher for the third quarter and for the nine months.

BOC EDWARDS
Improvements in semiconductor equipment revenues coupled with the continuing benefit of cost reduction programmes led to a further increase in adjusted operating profit in the third quarter.

Capital expenditure by semiconductor and flat panel manufacturers was at a high level in the third quarter and has continued into the fiscal fourth quarter. Increased activity by semiconductor customers also led to improved revenues from the service and spares business as well as better sales volumes for electronic gases.

Exchange rate movements had a negligible transaction impact on BOC Edwards' margins during the third quarter.

In June 2006, BOC's new electronic gas supply system for Samsung's Hwasung complex in Korea began operation.

AFROX HOSPITALS
Comparisons for the first nine months are distorted by the disposal of BOC's controlling interest in Afrox Healthcare Limited with effect from the end of March 2005. Until disposal, it was fully consolidated into The BOC Group accounts. Since then, a 20 per cent share of the results of the new company has been included in the BOC Group income statement as African Oxygen Limited (AOL), BOC's subsidiary in South Africa, retains a 20 per cent interest in the new company. This disposal reduced The BOC Group's nine month's earnings per share by approximately 1p.

Third quarter comparisons are not affected by this change and the Afrox hospitals business performed strongly in this period.

GIST
Revenues and adjusted operating profit for the first nine months were both higher than a year ago. Higher revenues reflected the acquisition of the Van Dongen primary transport business with effect from 1 September 2005 and additional business with new and existing customers. The increase in adjusted operating profit arose from this revenue growth and a profit on the sale of property at Swindon. This was partly offset by increased pension and Sarbanes-Oxley compliance costs.

For the third quarter, revenues increased through volume growth and following the acquisition of Van Dongen but adjusted operating profit was lower than a year ago. Increased profit arising from the growth of revenues was insufficient to offset higher pension and compliance costs and the third quarter a year ago benefited from income arising from the Swindon operation before its disposal.

Revenue trends remain favourable in most parts of the business. A new operation for Woolworths is performing well and services for British Airways are continuing to expand. A new depot was opened near Bristol during the third quarter to support the growth of Marks & Spencer's food business.

IMPACT OF EXCHANGE RATES
For the Group as a whole, exchange rate movements were positive for the nine months results but had only a minor impact on the third quarter.

The foreign currency translation effect was £5.4 million positive to total revenue and £0.5 million positive to total adjusted operating profit in the third quarter but £84.7 million positive to total revenue and £10.7 million positive to total adjusted operating profit for the first nine months.

EXCEPTIONAL ITEMS
Exceptional items charged in the third quarter included further costs of £6.1 million relating to the proposed take-over by Linde and £2.1 million for the continuation of a restructuring programme started last year within BOC Edwards.

CASH FLOW, BORROWINGS AND TAX
Cash flow from operating activities for the 9 months to 30 June 2006 was £444.0 million. This was £75.0 million better than for the same period last year. Cash flow generation for the 3 months to 30 June 2006 was over £200 million compared with £153.3 million for the same 3 months in 2005. The improved performance on the comparable 3 months last year resulted from a combination of higher operating profit, and a reduction in working capital.

Investing activities utilised a net £329.1 million of cash in the 9 months to 30 June 2006. Some £320 million was invested in new property, plant and equipment, with £40 million of cash generated from the disposal of similar items. Increased capital expenditure largely reflected spending on new supply scheme projects in Asia and the Americas. There were no significant business acquisitions or disposals in the 9 months ended 30 June 2006, although the Group's cash flow benefited from the receipt, in November 2005, of the final payment of US$20 million in respect of the disposal, in July 2004, of the US packaged gas business. Additional investments in joint ventures relates mainly to the Cantarell joint venture in Mexico. In the comparative period last year, net investing activities only utilised some £56 million of cash as the Group received the proceeds from the disposal of its South African subsidiary's majority shareholding in Afrox Healthcare Limited.

Cash flow from financing activities for the 9 months to 30 June 2006 was impacted favourably by the significant inflow of funds from the issue of share capital, principally related to the exercise of employee share options. In the 3 months to 30 June 2005, dividends paid to minorities in subsidiaries included the special dividend paid to the shareholders of African Oxygen Limited following the disposal of its majority shareholding in Afrox Healthcare Limited.

Net borrowings at 30 June 2006 were £748.4 million, compared with £849.5 million at 31 March 2006 and £839.7 million at 30 September 2005. The move to IFRS, including the adoption of IAS 32 and IAS 39 with effect from 1 October 2005, has had two significant effects on the presentation of net borrowings. Firstly, interest accrued on items within net borrowings is now presented as part of the asset or liability itself, rather than as a separate payable or receivable. This has had the impact of increasing net borrowings at 30 June 2006 by £14.2 million. Secondly, items of cash and deposits can now only be offset with liabilities when there is both a legally enforceable right to offset the items and where there is the intention to settle on a net basis. This has resulted in the reported balances for cash and deposits and for short-term borrowings being higher than in previous periods. Both of these changes are presentational issues only and have no impact on financing costs. Existing arrangements with banks whereby interest is calculated on a net basis remain unaffected.

The reduction of approximately £91 million in total net borrowings between 30 September 2005 and 30 June 2006 is made up of £82 million from net cash flow, £(14) million from the presentational impact of including accrued interest and £23 million from other items, including the impact of changes in the values of foreign currencies relative to sterling.

Net interest on net debt was covered 10.2 times by adjusted operating profit (excluding exceptional and certain re-measurement items) for the 9 months to 30 June 2006. For the whole financial year ended 30 September 2005, net interest on net debt was covered 9.0 times by adjusted operating profit.

At 30 June 2006, adjusted return on capital employed (excluding exceptional and certain re-measurement items) was 16.4 per cent. This compares with an adjusted return of 15.9 per cent at each of the last 3 quarter ends. Return on capital employed was 15.2 per cent compared with 18.5 per cent at 30 September 2005.

The effective rate of tax on total adjusted profit for the 9 months to 30 June 2006 was 27.5 per cent, compared with 26.0 per cent for the financial year ended 30 September 2005. The total rate of tax on profit for the 9 months to 30 June 2006 was 28.5 per cent, compared with 27.0 per cent for the whole financial year ended 30 September 2005.

THE OFFER
The preconditions to the offer by Linde were satisfied on 17 July 2006 and the formal offer documents setting out the terms have been posted to registered shareholders. The timetable is expected to be as follows.

Last date to lodge proxy votes on the scheme of arrangement and EGM resolutions	14 August 2006
Court meeting and EGM	16 August 2006
Dividend record date and last day for dealings in BOC shares *	4 September 2006
Effective date *	5 September 2006
Latest date for dispatch of cash or loan notes *	19 September 2006

* subject to shareholder and court approvals

DIVIDENDS
In accordance with the terms of the offer announced on 6 March 2006, BOC will pay a Second Interim Dividend of 20.25 pence per share. Shareholders who are on the share register at the Scheme Record Date, which is expected to be 4 September 2006, will receive the Second Interim Dividend in addition to the consideration for their Scheme Shares. It is expected that the dividend will be paid at the same time as the consideration.

The Dividend Reinvestment Plan for ordinary shareholders and the Global Invest Direct Plan for American Depository Receipt (ADR) holders have been suspended for this second interim dividend.

OUTLOOK
In the light of BOC's performance in the third quarter, the substance of the Group's previous outlook statement remains unchanged.

On 11 May 2006 BOC informed the market that, 'The continued strong trading performance during the first half of 2006 reinforces the Board's view that the Group is both well positioned to grow and to make steady progress as it continues to pursue its investment plans.'

Cautionary statement
This News Release and in particular the section headed Outlook contain statements which are, or may be, forward-looking statements under United States securities laws. These include, without limitation, those concerning; The BOC Group's strategies, its research and development and information technology activities, its investments, the commencement of operations of new plants and other facilities, its restructuring plans, efficiencies, including cost savings, for the Group resulting from business reviews and reorganisations, management's view of the general development of, and competition in, the economies and markets in which the Group does, or plans to do, business, management's view of the competitiveness of the Group's products and services, and its liquidity, capital resources and capital expenditure.

Although The BOC Group believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Accordingly actual results could differ materially from those set out in the forward-looking statements as a result of a variety of factors, including; changes in economic conditions, changes in the level of capital investment by the semiconductor industry, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause the Group's actual results to differ materially from those in the forward-looking statements.

Notes for editors
The BOC Group is one of the largest and most global of the world's leading gases companies. Serving two million customers in more than 50 countries, BOC employs 30,000 people and had total annual revenues of £4.6 billion in 2005.

BOC is organised into three global lines of business – aligning the organisation directly to its customers.
Process Gas Solutions (PGS) provides tailored solutions to the process needs of the largest customers, primarily in industries such as oil refining, chemicals and steel. The result is the dedicated supply of gases by pipeline (tonnage), from on-site production units, or in liquid form by tanker (merchant market). PGS works globally, wherever the world's largest companies do business.
Industrial and Special Products (ISP) serves customers who need smaller volumes of gas, mostly delivered in cylinders. It offers a range of gases, products and services for cutting and welding metals, and for a host of customers in the medical, hospitality and scientific markets. ISP also has a significant liquefied petroleum gas (LPG) business in certain countries.
BOC Edwards is synonymous with the semiconductor industry, supplying gases, equipment and services to one of the world's most challenging industries. A world leader in vacuum technology, BOC Edwards supplies vacuum pumps and systems for chemical, pharmaceutical, metallurgical and scientific applications.
BOC also has a specialised logistics operation, Gist, a logistics company specialising in a range of supply chain solutions, which serves a number of major customers including Marks & Spencer, Carlsberg UK and Woolworths.

Print quality images of Tony Isaac, chief executive of The BOC Group, and Alan Ferguson, group finance director, will be made available and may then be downloaded directly from our photo library on the NewsCast website at: http://www.newscast.co.uk To access the library, simply register your details with that website.

More detailed presentation material will be made available on The BOC Group investor relations website www.boc.com/ir under Annual and Quarterly Reports.
Contact:	Christopher Marsay – Director, Investor Relations
01276 477222 (International +44 1276 477222)

GROUP INCOME STATEMENT
9 MONTHS TO 30 JUNE 2006
	9 months to 30 Jun 2006			9 months to 30 Jun 2005			Year to 30 Sep 2005

	Before excep and certain re-meas items	Excep and certain re-meas items	After excep and certain re-meas items	Before excep and certain re-meas items	Excep and certain re-meas items	After excep and certain re-meas items	Before excep and certain re-meas items	Excep and certain re-meas items	After excep and certain re-meas items

	£million	£million	£million	£million	£million	£million	£million	£million	£million

Group revenue	2,997.2	-	2,997.2	2,819.9	-	2,819.9	3,754.7	-	3,754.7

Restructuring	-	(7.4)	(7.4)	-	(8.1)	(8.1)	-	(22.8)	(22.8)
Profit on disposal of business	-	-	-	-	91.0	91.0	-	102.3	102.3
Profit on disposal of investments	-	-	-	-	10.5	10.5	-	10.5	10.5
Cost of sales and other net operating expenses	(2,635.8)	(31.8)	(2,667.6)	(2,483.9)	-	(2,483.9)	(3,314.2)	-	(3,314.2)

Group operating profit	361.4	(39.2)	322.2	336.0	93.4	429.4	440.5	90.0	530.5

Finance costs	(53.8)	3.5	(50.3)	(59.8)	4.2	(55.6)	(81.9)	8.3	(73.6)
Finance income	22.8	-	22.8	25.9	-	25.9	34.3	-	34.3
Net finance income from pensions	17.6	-	17.6	14.3	-	14.3	19.2	-	19.2
Share of post tax profits of joint ventures and associates	55.4	(0.6)	54.8	46.7	-	46.7	66.7	-	66.7

Profit before taxation	403.4	(36.3)	367.1	363.1	97.6	460.7	478.8	98.3	577.1
Taxation	(94.4)	6.0	(88.4)	(83.1)	(31.3)	(114.4)	(102.3)	(31.8)	(134.1)

Profit for the period	309.0	(30.3)	278.7	280.0	66.3	346.3	376.5	66.5	443.0

Profit attributable to equity shareholders	283.2	(29.7)	253.5	246.8	37.4	284.2	335.7	38.1	373.8
Profit attributable to minority interests	25.8	(0.6)	25.2	33.2	28.9	62.1	40.8	28.4	69.2

Profit for the period	309.0	(30.3)	278.7	280.0	66.3	346.3	376.5	66.5	443.0

Earnings per share
- basic			50.2p			57.5p			75.5p
- diluted			49.9p			57.4p			75.3p

Dividends
- proposed (£million)			185.0			204.1			204.1
- paid (£million)			81.6			78.6			204.1
- proposed per share			36.55p			41.2p			41.2p
- paid per share			16.3p			15.9p			41.2p

Revenue including share of joint ventures and associates	3,721.7	-	3,721.7	3,423.9	-	3,423.9	4,605.0	-	4,605.0
Operating profit including share of joint ventures and associates	465.6	(39.2)	426.4	425.1	93.4	518.5	566.2	90.0	656.2

GROUP INCOME STATEMENT
3 MONTHS TO 30 JUNE 2006
	3 months to 30 Jun 2006			3 months to 30 Jun 2005

	Before excep and certain re-meas items	Excep and certain re-meas items	After excep and certain re-meas items	Before excep and certain re-meas items	Excep and certain re-meas items	After excep and certain re-meas items

	£million	£million	£million	£million	£million	£million

Group revenue	1,010.4	-	1,010.4	871.2	-	871.2

Restructuring	-	(2.1)	(2.1)	-	(8.1)	(8.1)
Profit on disposal of business	-	-	-	-	(0.1)	(0.1)
Profit on disposal of investments	-	-	-	-	-	-
Cost of sales and other net operating expenses	(887.8)	(7.2)	(895.0)	(768.8)	-	(768.8)

Group operating profit	122.6	(9.3)	113.3	102.4	(8.2)	94.2

Finance costs	(20.1)	(4.7)	(24.8)	(20.8)	1.9	(18.9)
Finance income	8.9	-	8.9	10.5	-	10.5
Net finance income from pensions	5.7	-	5.7	4.6	-	4.6
Share of post tax profits of joint ventures and associates	22.5	-	22.5	16.3	-	16.3

Profit before taxation	139.6	(14.0)	125.6	113.0	(6.3)	106.7
Taxation	(32.1)	2.8	(29.3)	(25.2)	(13.6)	(38.8)

Profit for the period	107.5	(11.2)	96.3	87.8	(19.9)	67.9

Profit attributable to equity shareholders	99.7	(11.2)	88.5	80.9	(12.8)	68.1
Profit attributable to minority interests	7.8	-	7.8	6.9	(7.1)	(0.2)

Profit for the period	107.5	(11.2)	96.3	87.8	(19.9)	67.9

Earnings per share
- basic			17.3p			13.8p
- diluted			17.3p			13.8p

Dividends
- proposed (£million)			103.4			125.5
- paid (£million)			-			-
- proposed per share			20.25p			25.3p
- paid per share			-			-

Revenue including share of joint ventures and associates	1,256.5	-	1,256.5	1,092.7	-	1,092.7

Operating profit including share of joint ventures and associates	162.2	(8.5)	153.7	134.0	(8.2)	125.8

GROUP BALANCE SHEET
AT 30 JUNE 2006
	At 30 Jun 2006	At 30 Jun 2005	At 30 Sep 2005

	£million	£million	£million
Non-current assets:
Goodwill	140.2	148.6	140.2
Intangible assets	81.1	76.5	88.5
Property, plant and equipment	2,563.9	2,451.4	2,549.8
Investment property	-	11.2	11.1
Investment in joint ventures and associates	674.6	639.4	635.2
Other investments	11.4	13.7	14.6
Other receivables	26.4	17.1	18.4
Retirement benefit assets	149.2	104.9	136.7
Deferred tax assets	4.1	24.2	31.4
Derivative financial instruments	5.9	-	-

	3,656.8	3,487.0	3,625.9

Current assets:
Inventories	300.7	305.3	306.3
Trade and other receivables	767.0	699.4	710.5
Other investments	15.6	20.3	16.4
Derivative financial instruments	9.9	-	-
Cash and deposits	640.7	273.5	191.0

	1,733.9	1,298.5	1,224.2

Total assets	5,390.7	4,785.5	4,850.1

Current liabilities:
Borrowings and finance leases	(748.0)	(212.4)	(259.2)
Derivative financial instruments	(1.6)	-	-
Trade and other payables	(698.9)	(672.2)	(741.1)
Provisions	(34.0)	(26.5)	(30.4)
Current tax liabilities	(137.7)	(145.9)	(154.4)

	(1,620.2)	(1,057.0)	(1,185.1)

Net current assets	113.7	241.5	39.1

Total assets less current liabilities	3,770.5	3,728.5	3,665.0

Non-current liabilities:
Borrowings and finance leases	(641.1)	(871.1)	(771.5)
Derivative financial instruments	(4.6)	-	-
Other payables	(33.5)	(23.9)	(35.8)
Provisions	(102.1)	(64.1)	(90.6)
Retirement benefit obligations	(417.2)	(546.6)	(542.5)
Deferred tax liabilities	(195.6)	(195.8)	(184.2)

	(1,394.1)	(1,701.5)	(1,624.6)

Net assets	2,376.4	2,027.0	2,040.4

Total shareholders' equity	2,257.1	1,905.0	1,930.1
Minority interest in equity	119.3	122.0	110.3

Total equity	2,376.4	2,027.0	2,040.4

GROUP CASH FLOW STATEMENT
9 MONTHS TO 30 JUNE 2006
	9 months to 30 Jun 2006	9 months to 30 Jun 2005	Year to 30 Sep 2005

	£million	£million	£million

Profit before taxation	367.1	460.7	577.1
Adjusted for:
Finance costs	50.3	55.6	73.6
Finance income	(22.8)	(25.9)	(34.3)
Net finance income from pensions	(17.6)	(14.3)	(19.2)
Exceptional and certain re-measurement operating items	39.2	(93.4)	(90.0)
Depreciation and amortisation	226.1	218.8	291.1
Net retirement benefits charge less contributions	(14.8)	(9.7)	(15.7)
Share of profit after tax of joint ventures and associates	(54.8)	(46.7)	(66.7)
Changes in working capital and other items	(67.7)	(124.4)	(34.3)
Exceptional cash flows	(15.9)	(13.0)	(16.9)
Dividends from joint ventures and associates	30.1	31.8	51.1
Tax paid	(75.2)	(70.5)	(118.4)

Net cash flow from operating activities	444.0	369.0	597.4

Purchases of property, plant and equipment	(320.3)	(220.3)	(331.8)
Sales of property, plant and equipment	23.0	10.2	23.4
Sales of investment property	17.0	-	-
Purchases of intangible fixed assets	(7.3)	(12.6)	(23.3)
Net sales/(purchases) of current asset investments	0.1	0.7	4.7
Net sales/(purchases) of trade and other investments	0.3	25.7	26.6
Acquisition of businesses	(32.2)	(41.6)	(54.8)
Disposal of businesses	11.2	219.0	200.8
Receipt from capital restructuring of joint venture	-	-	17.0
Net (investments in)/repayments from joint ventures and associates	(20.9)	(36.7)	(34.2)

Net cash flow from investing activities	(329.1)	(55.6)	(171.6)

Net interest paid	(63.0)	(62.3)	(65.2)
Dividends paid to minorities in subsidiaries	(8.5)	(61.9)	(66.4)
Equity dividends paid	(81.6)	(78.6)	(204.1)
Issues of shares	120.3	23.2	9.6
Net increase/(decrease) in debt	10.4	(79.8)	(129.8)

Net cash flow from financing activities	(22.4)	(259.4)	(455.9)

Net increase/(decrease) in cash and cash equivalents	92.5	54.0	(30.1)
Cash and cash equivalents at start of period	182.1	224.6	224.6
Exchange	(7.2)	(11.3)	(12.4)

Cash and cash equivalents at end of period	267.4	267.3	182.1

Cash and cash equivalents comprise:
Cash at bank and in hand	613.0	253.1	177.8
Bank overdrafts repayable on demand	(373.3)	(6.2)	(8.9)
Deposits with original maturity of less than 90 days	27.7	20.4	13.2

	267.4	267.3	182.1

GROUP CASH FLOW STATEMENT
3 MONTHS TO 30 JUNE 2006
	3 months to 30 Jun 2006	3 months to 30 Jun 2005

	£million	£million

Profit before taxation	125.6	106.7
Adjusted for:
Finance costs	24.8	18.9
Finance income	(8.9)	(10.5)
Net finance income from pensions	(5.7)	(4.6)
Exceptional and certain re-measurement operating items	9.3	8.2
Depreciation and amortisation	76.1	69.6
Net retirement benefits charge less contributions	(4.1)	(3.1)
Share of profit after tax of joint ventures and associates	(22.5)	(16.3)
Changes in working capital and other items	18.7	(10.3)
Exceptional cash flows	(9.0)	(2.9)
Dividends from joint ventures and associates	11.6	15.5
Tax paid	(13.8)	(17.9)

Net cash flow from operating activities	202.1	153.3

Purchases of property, plant and equipment	(114.3)	(73.5)
Sales of property, plant and equipment	8.0	3.0
Purchases of intangible fixed assets	(2.2)	(2.2)
Net sales/(purchases) of current asset investments	-	(2.8)
Net sales/(purchases) of trade and other investments	(0.8)	(1.2)
Acquisition of businesses	(20.6)	(9.9)
Disposal of businesses	(0.2)	-
Net (investments in)/repayments from joint ventures and associates	4.0	(7.0)

Net cash flow from investing activities	(126.1)	(93.6)

Net interest paid	(22.5)	(24.0)
Dividends paid to minorities in subsidiaries	(1.0)	(54.3)
Equity dividends paid	-	-
Issues of shares	11.2	9.8
Net increase/(decrease) in debt	(49.8)	(47.5)

Net cash flow from financing activities	(62.1)	(116.0)

Net increase/(decrease) in cash and cash equivalents	13.9	(56.3)
Cash and cash equivalents at start of period	268.7	329.6
Exchange	(15.2)	(6.0)

Cash and cash equivalents at end of period	267.4	267.3

Cash and cash equivalents comprise:
Cash at bank and in hand	613.0	253.1
Bank overdrafts repayable on demand	(373.3)	(6.2)
Deposits with original maturity of less than 90 days	27.7	20.4

	267.4	267.3

STATEMENT OF RECOGNISED INCOME AND EXPENSE
9 MONTHS TO 30 JUNE 2006
	9 months to 30 Jun 2006	9 months to 30 Jun 2005	Year to 30 Sep 2005

	£million	£million	£million

Actuarial gain/(loss) recognised on the pensions schemes	111.0	(39.3)	(13.9)
Movement on tax relating to actuarial gain/(loss) on pensions	(34.8)	13.3	1.7
Net investment hedges	19.0	-	-
Cash flow hedges	4.5	-	-
Credit in respect of employee share options	9.3	9.7	14.0
Tax on share options	20.3	0.9	3.3
Exchange translation effect on:
- results for the period	(12.3)	1.9	9.5
- foreign currency net investments	(92.3)	41.3	74.6

Net profit / (loss) recognised directly in equity	24.7	27.8	89.2
Profit for the period	278.7	346.3	443.0

Total recognised income and expense for the period	303.4	374.1	532.2

Attributable to:
Equity shareholders	291.3	316.2	457.5
Minority interests	12.1	57.9	74.7

	303.4	374.1	532.2

There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for any of the above periods.

The movement in total equity is shown in note 9.

NOTES TO THE ACCOUNTS
1.

Basis of preparation
From 1 October 2005 The BOC Group plc reports its Group consolidated results in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, with the exception of IAS 34 (Interim Financial Reporting) which is not mandatory. On 12 January 2006 BOC announced annual and quarterly results for the financial year to 30 September 2005 restated under IFRS. This announcement is available on The BOC Group website www.boc.com

The results for the 9 months to 30 June 2006 have been prepared in accordance with the Group's accounting policies set out in the announcement of restated results on 12 January 2006. These policies are based on the IFRS that are expected to apply to The BOC Group's Report and Accounts for the year ending 30 September 2006. The basis of preparation is in accordance with the requirements of the FSA's listing rules.

Financial information for the year to 30 September 2005 and the 9 months to 30 June 2005 is presented on an IFRS restated basis as published in the announcement on 12 January 2006. Appropriate reconciliations from UK GAAP to IFRS are included in this announcement.

In addition to presenting information on an IFRS GAAP basis, BOC also presents additional information on a non-GAAP basis in order to give a better understanding of the underlying business performance. The two additional components in arriving at non-GAAP information are:

a) the exclusion of exceptional and certain re-measurement items, and
b) the presentation of the results of BOC's share of its joint ventures and associates.

Where financial information is presented excluding exceptional and certain re-measurement items, this is referred to as 'adjusted'. Where financial information includes BOC's share of its joint ventures and associates, this is referred to as 'total'. This non-GAAP basis is consistent with how BOC manages its businesses.

The 2005 full Group accounts, which were prepared in accordance with UK GAAP, received an unqualified audit report and have been delivered to the Registrar of Companies.

The financial results presented in this announcement are unaudited.

2.

Exchange rates
The majority of the Group's operations are located outside the UK and operate in currencies other than sterling. The income statement and other period statements of the Group's overseas operations are translated at average rates of exchange for the period. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the period end.

The rates of exchange to sterling for the currencies which principally affected the Group's results were as follows:

	9 months to 30 Jun 2006	9 months to 30 Jun 2005	Year to 30 Sep 2005

Average rates:
- US dollar	1.78	1.87	1.85
- Australian dollar	2.39	2.44	2.41
- Japanese yen	206.23	198.10	198.20
- South African rand	11.34	11.51	11.54
Period end rates:
- US dollar	1.85	1.79	1.77
- Australian dollar	2.49	2.35	2.32
- Japanese yen	211.43	198.62	200.51
- South African rand	13.19	11.96	11.25

3.	Segmental information
	a)	Revenue, by business and geography, for the 9 months to 30 June 2006 was as follows:
	9 months to 30 Jun 2006			9 months to 30 Jun 2005			Year to 30 Sep 2005

	Group revenue	Share of revenue of joint ventures and associates	Total revenue incl share of joint ventures and associates	Group revenue	Share of revenue of joint ventures and associates	Total revenue incl share of joint ventures and associates	Group revenue	Share of revenue of joint ventures and associates	Total revenue incl share of joint ventures and associates

Business analysis:	£million	£million	£million	£million	£million	£million	£million	£million	£million
Process Gas Solutions	987.0	279.8	1,266.8	822.9	241.5	1,064.4	1,126.7	339.6	1,466.3
Industrial and Special Products	1,209.1	205.5	1,414.6	1,098.8	180.2	1,279.0	1,469.2	252.5	1,721.7
BOC Edwards	517.3	166.3	683.6	451.1	148.5	599.6	625.5	200.5	826.0
Afrox hospitals	-	72.9	72.9	218.0	33.8	251.8	217.4	57.7	275.1
Gist	283.8	-	283.8	229.1	-	229.1	315.9	-	315.9

	2,997.2	724.5	3,721.7	2,819.9	604.0	3,423.9	3,754.7	850.3	4,605.0

Geographical analysis:
Europe	1,095.0	-	1,095.0	965.7	-	965.7	1,300.8	-	1,300.8
Americas	888.2	165.6	1,053.8	758.4	125.0	883.4	1,040.4	181.7	1,222.1
Africa	275.4	72.9	348.3	448.9	33.8	482.7	528.3	57.7	586.0
Asia	396.8	394.9	791.7	331.7	368.4	700.1	455.1	497.1	952.2
South Pacific	341.8	91.1	432.9	315.2	76.8	392.0	430.1	113.8	543.9

	2,997.2	724.5	3,721.7	2,819.9	604.0	3,423.9	3,754.7	850.3	4,605.0

b)	Revenue, by business and geography, for the 3 months to 30 June 2006 was as follows:
	3 months to 30 Jun 2006			3 months to 30 Jun 2005

	Group revenue	Share of revenue of joint ventures and associates	Total revenue incl share of joint ventures and associates	Group revenue	Share of revenue of joint ventures and associates	Total revenue incl share of joint ventures and associates

Business analysis:	£million	£million	£million	£million	£million	£million
Process Gas Solutions	327.9	87.7	415.6	276.7	84.8	361.5
Industrial and Special Products	402.6	75.6	478.2	376.5	64.4	440.9
BOC Edwards	182.8	57.4	240.2	145.6	48.4	194.0
Afrox hospitals	-	25.4	25.4	(3.7)	23.9	20.2
Gist	97.1	-	97.1	76.1	-	76.1

	1,010.4	246.1	1,256.5	871.2	221.5	1,092.7

Geographical analysis:
Europe	377.2	-	377.2	320.4	-	320.4
Americas	296.4	50.4	346.8	256.2	46.2	302.4
Africa	91.1	25.4	116.5	77.7	23.9	101.6
Asia	131.2	133.2	264.4	106.8	120.9	227.7
South Pacific	114.5	37.1	151.6	110.1	30.5	140.6

	1,010.4	246.1	1,256.5	871.2	221.5	1,092.7

c)	Group operating profit and total adjusted operating profit by business for the 9 months to 30 June 2006 were as follows:
	9 months to 30 Jun 2006

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Process Gas Solutions	126.6	(7.9)	42.3	176.8
Industrial and Special Products	203.7	(2.5)	22.2	228.4
BOC Edwards	13.4	(5.8)	27.0	46.2
Afrox hospitals	-	-	12.7	12.7
Gist	18.8	(0.4)	-	19.2
Corporate	(40.3)	(22.6)	-	(17.7)

	322.2	(39.2)	104.2	465.6

	9 months to 30 Jun 2005

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Process Gas Solutions	115.0	-	37.3	152.3
Industrial and Special Products	200.3	10.5	22.4	212.2
BOC Edwards	(1.6)	(8.1)	23.4	29.9
Afrox hospitals	118.2	91.0	6.0	33.2
Gist	18.1	-	-	18.1
Corporate	(20.6)	-	-	(20.6)

	429.4	93.4	89.1	425.1

	Year to 30 Sep 2005

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Process Gas Solutions	155.0	-	51.6	206.6
Industrial and Special Products	281.4	23.7	32.0	289.7
BOC Edwards	(13.8)	(22.8)	32.1	41.1
Afrox hospitals	116.2	89.1	10.0	37.1
Gist	24.6	-	-	24.6
Corporate	(32.9)	-	-	(32.9)

	530.5	90.0	125.7	566.2

d)	Group operating profit and total adjusted operating profit by business for the 3 months to 30 June 2006 were as follows:
	3 months to 30 Jun 2006

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Process Gas Solutions	47.0	1.6	15.5	60.9
Industrial and Special Products	68.2	(0.4)	10.1	78.7
BOC Edwards	7.9	(2.3)	9.5	19.7
Afrox hospitals	-	-	4.5	4.5
Gist	5.0	(0.2)	-	5.2
Corporate	(14.8)	(8.0)	-	(6.8)

	113.3	(9.3)	39.6	162.2

	3 months to 30 Jun 2005

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Process Gas Solutions	40.3	-	12.3	52.6
Industrial and Special Products	62.7	-	8.0	70.7
BOC Edwards	(6.0)	(8.1)	8.0	10.1
Afrox hospitals	(0.5)	(0.1)	3.3	2.9
Gist	5.9	-	-	5.9
Corporate	(8.2)	-	-	(8.2)

	94.2	(8.2)	31.6	134.0

e)	Group operating profit and total adjusted operating profit by geography for the 9 months to 30 June 2006 were as follows:
	9 months to 30 Jun 2006

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Europe	81.8	(24.3)	-	106.1
Americas	79.6	(6.7)	19.1	105.4
Africa	49.1	(1.4)	12.8	63.3
Asia	45.2	(6.0)	66.9	118.1
South Pacific	66.5	(0.8)	5.4	72.7

	322.2	(39.2)	104.2	465.6

	9 months to 30 Jun 2005

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Europe	110.5	(4.9)	-	115.4
Americas	60.0	7.3	17.5	70.2
Africa	158.4	91.0	6.0	73.4
Asia	40.8	-	60.5	101.3
South Pacific	59.7	-	5.1	64.8

	429.4	93.4	89.1	425.1

	Year to 30 Sep 2005

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Europe	142.4	(5.6)	-	148.0
Americas	80.8	6.5	25.9	100.2
Africa	169.4	89.1	10.4	90.7
Asia	55.6	-	79.6	135.2
South Pacific	82.3	-	9.8	92.1

	530.5	90.0	125.7	566.2

f)	Group operating profit and total adjusted operating profit by geography for the 3 months to 30 June 2006 were as follows:
	3 months to 30 Jun 2006

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Europe	31.3	(4.9)	-	36.2
Americas	30.6	(3.0)	7.5	41.1
Africa	14.1	-	4.5	18.6
Asia	16.2	(0.7)	23.2	40.1
South Pacific	21.1	(0.7)	4.4	26.2

	113.3	(9.3)	39.6	162.2

				3 months to 30 Jun 2005

	Group operating profit	Adjusted for exceptional and certain re-measurement items	Share of adjusted operating profit of joint ventures and associates	Total adjusted operating profit

	£million	£million	£million	£million

Europe	33.0	(4.9)	-	37.9
Americas	15.6	(3.2)	6.4	25.2
Africa	11.6	(0.1)	3.3	15.0
Asia	13.8	-	18.8	32.6
South Pacific	20.2	-	3.1	23.3

	94.2	(8.2)	31.6	134.0

4.	Exceptional and certain re-measurement items
	9 months to 30 Jun 2006	9 months to 30 Jun 2005	Year to 30 Sep 2005

	£million	£million	£million
Included within operating profit:
Costs of proposed take-over	(22.9)	-	-
Restructuring	(7.4)	(8.1)	(22.8)
Profit on disposal of businesses	-	91.0	102.3
Profit on disposal of investments	-	10.5	10.5
IAS 39 fair value movements and hedge ineffectiveness on financial instruments relating to operating activities	(8.9)	-	-

	(39.2)	93.4	90.0

Included within finance costs and finance income:
Foreign exchange on non-permanent intercompany loans	(3.2)	4.2	8.3
IAS 39 fair value movements and hedge ineffectiveness on financial instruments relating to financing activities	6.7	-	-

	3.5	4.2	8.3

Included within share of post tax profits of joint ventures and associates:
IAS 39 fair value movements and hedge ineffectiveness on financial instruments relating to operating activities	(0.6)	-	-

	(0.6)	-	-

Total exceptional and certain re-measurement items	(36.3)	97.6	98.3

Costs of proposed take-over are those costs arising directly as a result of the offer from Linde.
Restructuring costs of £7.4 million includes continuation of the BOC Edwards' restructuring programme started last year.

Following the adoption of IAS 39 (Financial instruments: Recognition and measurement), with effect from 1 October 2005, fair value movements relating to financial instruments (including embedded derivatives) recorded at fair value that are not in hedging relationships, and hedge ineffectiveness on financial instruments, are recognised in the income statement. These items are reported in 'exceptional and certain re-measurement items' to help provide the user of the information with a better understanding of the underlying business performance.

For the same reason, foreign exchange gains and losses on non-permanent intercompany loans, which under IAS 21 (The effects of changes in foreign exchange rates) are recognised in the income statement, are also reported as 'exceptional and certain re-measurement items'.

5.	Earnings per share
	9 months to 30 Jun 2006	9 months to 30 Jun 2005	Year to 30 Sep 2005

	pence	pence	pence
Statutory earnings per share:
- Basic	50.2	57.5	75.5
- Diluted	49.9	57.4	75.3

Adjusted earnings per share:
- Basic	56.1	49.9	67.8
- Diluted	55.7	49.8	67.6

	9 months to 30 Jun 2006	9 months to 30 Jun 2005	Year to 30 Sep 2005

	£million	£million	£million
Amounts used in computing the earnings per share:
Earnings attributable to ordinary shareholders for the period	253.5	284.2	373.8
Adjustment for exceptional and certain re-measurement items	29.7	(37.4)	(38.1)

Adjusted earnings attributable to ordinary shareholders for the period	283.2	246.8	335.7

	9 months to 30 Jun 2006	9 months to 30 Jun 2005	Year to 30 Sep 2005

	million	milion	million
Average number of 25p ordinary shares:
Average issued share capital	509.3	499.9	500.4
Less: average own shares held in trust	(4.8)	(5.4)	(5.4)

Basic	504.5	494.5	495.0
Add: dilutive share options	3.9	1.3	1.6

Diluted	508.4	495.8	496.6

6.	Dividends

The amount of the proposed Second Interim Dividend for the financial year 2006, noted in the income statement, is £103.4 million. This is an estimated amount calculated at the rate of 20.25 pence per share times the number of shares in issue at the latest practicable date before this announcement. As the record date for the dividend is expected to be 4 September 2006, the actual number of shares on which the dividend will be paid could be higher if further shares are issued before the record date.

7.	Tax
	9 months to 30 Jun 2006	9 months to 30 Jun 2005	Year to 30 Sep 2005

	£million	£million	£million
Profit before tax	367.1	460.7	577.1
Share of tax and minority interest of joint ventures and associates	25.1	20.5	29.7

Total profit before tax	392.2	481.2	606.8
Total exceptional and certain re-measurement items	36.5	(97.6)	(98.3)

Total adjusted profit before tax	428.7	383.6	508.5

Tax	88.4	114.4	134.1
Share of tax of joint ventures and associates	23.3	20.5	29.7

Total tax	111.7	134.9	163.8
Tax on total exceptional and certain re-measurement items	6.2	(31.3)	(31.8)

Total adjusted tax	117.9	103.6	132.0

Effective rate of total tax on total profit before tax	28.5%	28.0%	27.0%

Effective rate of total adjusted tax on total adjusted profit before tax	27.5%	27.0%	26.0%

Overseas tax included in total tax	96.2	111.8	137.9

8.	Net borrowings
The Group's net borrowings comprise:
	At 30 Jun 2006	At 30 Jun 2005	At 30 Sep 2005

	£million	£million	£million
Cash and deposits	640.7	273.5	191.0
Borrowings repayable within one year	(748.0)	(212.4)	(259.2)
Borrowings repayable in more than one year	(641.1)	(871.1)	(771.5)

Net borrowings	(748.4)	(810.0)	(839.7)

Following the adoption of IAS 39 (Financial instruments: Recognition and measurement) with effect from 1 October 2005, accrued interest payable on borrowings is recognised as part of borrowings rather than as a separate liability. The amount of interest payable included within net borrowings above at 30 June 2006 was £14.2 million.

Following the adoption of IAS 32 (Financial instruments: Disclosure and presentation) with effect from 1 October 2005, cash and deposits can only be offset with borrowings when there is both a legally enforceable right to offset the asset and liability and where there is the intention to settle on a net basis. This is a presentational issue only and has no impact on the overall liabilities or the finance costs of the Group.

9.	Movement in total equity
	9 months to 30 Jun 2006	9 months to 30 Jun 2005	Year to 30 Sep 2005

	£million	£million	£million

Total recognised income and expense for the period	303.4	374.1	532.2
Dividends to equity shareholders	(81.6)	(78.6)	(204.1)
Dividends to minority shareholders	(8.5)	(61.9)	(67.4)

	213.3	233.6	260.7
Shares issued	110.1	23.3	32.6
Consideration paid for the purchase of own shares held in an ESOP trust	(14.7)	(7.1)	(8.2)
Consideration received for the sale of own shares held in an ESOP trust	21.6	2.9	4.0
Acquisition of minority interests	-	(76.7)	(76.7)
Capital contributions by / (repayments to) minority shareholders in subsidiaries	5.5	4.2	(18.8)

Net increase in total equity for the period	335.8	180.2	193.6
Total equity – at 1 October as previously reported	2,040.4	1,846.8	1,846.8
Adoption of IAS 32 and IAS 39	0.2	-	-
Total equity – at 1 October including IAS 32 and IAS 39	2,040.6	1,846.8	1,846.8

Total equity – at period end	2,376.4	2,027.0	2,040.4

Attributable to:
Equity shareholders	2,257.1	1,905.0	1,930.1
Minority interests	119.3	122.0	110.3

	2,376.4	2,027.0	2,040.4

10.	Contingent liabilities
On 11 July 2006, BOC announced that it had been informed by Celanese Corporation that it had lodged a complaint against BOC in the District Court of Dallas County, Texas, for an amount, including exemplary damages, of not less than US$960 million in relation to a project at Nanjing, China. BOC believes the claim, which is proceeding, to be completely without merit. There has been no material change in other contingent liabilities and legal proceedings since 30 September 2005.

11.	Reconciliation of equity from UK GAAP to IFRS at 30 June 2005
The transition to IFRS had the following impact on equity at 30 June 2005
At 30 Jun 2005

£million

Total capital and reserves – UK GAAP	1,947.5

Goodwill	53.2
Share based payments	5.8
Pensions	(55.3)
Short-term employee benefits	(9.3)
Development costs	5.2
Deferred taxation	(38.9)
Interim dividend	125.5
Other	(6.7)

Total IFRS adjustments	79.5

Total equity IFRS restated	2,027.0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2006
By: /s/ Sarah Larkins Name: Sarah Larkins Title: Assistant Company Secretary